UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 10, 2015

Commission File Number 1-15200

Statoil ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F:

Form 20-F X Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  o

This Report on Form 6-K contains a press release issued by Statoil ASA on February 10, 2015 entitled "Execution of debt capital market transactions".

Execution of debt capital market transactions

On Tuesday, February 10, 2015 Statoil ASA (OSE:STL, NYSE:STO), guaranteed by Statoil Petroleum AS, executed the following debt capital market transactions:

-	Issue of EUR 500,000,000 Floating Rate Notes due August 17, 2019
-	Issue of EUR 1,000,000,000 0.875% Notes due February 17, 2023
-	Issue of EUR 1,250,000,000 1.25% Notes due February 17, 2027
-	Issue of EUR 1,000,000,000 1.625% Notes due February 17, 2035

The Notes have been fully subscribed. The settlement date is February 17, 2015.

"Statoil continuously uses the capital markets to secure competitive financing. We have a strong financial position, enabling us to use the market in a good way. Today's transaction capitalizes on favorable market conditions and further increases our financial flexibility, in line with our priorities to deliver high value growth, increased efficiency and competitive shareholder returns," says Torgrim Reitan, executive vice president and chief financial officer of Statoil ASA.

The net proceeds from the issue of the Notes will be used for general corporate purposes.

All four  issues have been executed under Statoil ASA's USD 16,000,000,000 Euro Medium Term Note (EMTN) Programme which is listed on the London Stock Exchange.

Further information from:

Investor relations:
Peter Hutton, SVP Investor Relations
+44 7881 918792

Corporate communication:
Lars Erik Lund
+47 41 33 13 69

Finance:
Fride Seljevold Methi, Vice president, Corporate financing,
+47 95 99 06 59

.....................

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)

Date: February 10, 2015	By:	/s/ Philippe Mathieu
Name: Philippe Mathieu
Title: Senior Vice President of Finance